Exhibit 7.2

September 1, 2022

Members of the Board of Directors

Pzena Investment Management, Inc.

320 Park Avenue

New York, New York 1002

Dear Members of the Board of Directors,

Punch & Associates Investment Management, Inc. (collectively, “we” or “our”) has been a shareholder of Pzena Investment Management, Inc. (the “Company” or “Pzena”) continuously since 2009, and we currently own approximately 12% of the Class A common stock outstanding.

For much of our 13 years of ownership, the market environment has been characterized by a long and pronounced anti-value cycle, placing pressure on both Pzena’s fundamentals and the market multiple of shares. Throughout this challenging period, we routinely listened to Mr. Pzena project confidence during earnings calls that the cycle would eventually turn, and that the Company would be both recognized and rewarded by allocators for sticking to its value investing principles.

Over the last 18 months, there has been broad relative outperformance for the value investing discipline which we believe is beginning to drive increased adoption of value by allocators. Further evidence of this can be seen in recent weeks with Pzena being selected as a co-manager of the $7 billion Vanguard Global Equity Fund, representing one of the largest single inflows in company history.

We are dismayed the Pzena Board of Directors’ Special Committee is recommending long-suffering shareholders sell their shares at a price well below recent share repurchases during five consecutive quarters, below the 52-week high stock price, and below our calculation of both peer and comparable acquisition multiples despite the business fundamentals and near-term opportunity set finally experiencing a marked improvement. We believe the proposed transaction is nothing more than an opportunistic bid for illiquid shares during a weak market by Pzena insiders, at the expense of minority shareholders.

Opportunistic Takeout -
Well Below Recent Share Repurchases and Market Prices
$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
$10.03
$11.03
$11.50
$11.60
$10.46
$9.60
$8.07
$6.99
December 2020
March 2021
June 2021
September 2021
December 2021
March 2022
June 2022
Share Price
Highest Quarterly Repurchase Price
Proposed Takeout Price

The recently filed proxy statement reveals that:

•	The Special Committee failed to run a formal sale process in 2022. Instead, it relied on the results from a limited sale process during 2020, which happened to be in the middle of a global pandemic and during a completely different environment for value investing.
•	No control premium was included in the valuation consideration.
•	Pzena management recognized the bid was opportunistic and taking advantage of a market correction. On July 6th the acquirers requested the Special Committee “move expeditiously”, a time when both the market and Pzena shares were trading near 52-week lows.

In our opinion, the price of $9.60 per share materially undervalues the intrinsic value of the Company. We urge the Special Committee to renegotiate the transaction price to include a control premium which we would expect in any “take private” transaction, and not settle for an opportunistic bid for an illiquid stock in a market downturn. The $9.60 offer price is not attractive relative to the stock’s recent trading history or recent Company share repurchases. It certainly does not reflect the improving business fundamentals finally being experienced.

Shareholders have waited patiently through the anti-value cycle for much of the last decade, and the Special Committee must not forget their fiduciary duty to all shareholders as the cycle finally begins to turn. As shareholders for the past 13 years, we believe that we have demonstrated a willingness to be patient. If the offer is not revised materially higher, we are happy to remain shareholders of the Company and will vote our shares accordingly.

Respectfully,

Punch & Associates Investment Management, Inc.